08032224

SEC Mail Processing Section

AUG 21 2008

Washington, DC 105

AB 8/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC FILE NUMBER
8- 36999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 28 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 25 day of July, 2008 by Jerry Sanada personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

CHERYL ANN MCEWAN
Commission # 1633726
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Advisory & Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the Company) as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 20, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash and cash equivalents	$ 122,778
Deposit with clearing organization	35,000
Receivable from clearing organization	74,642
Receivable - other	40,000
Marketable securities, at market	53,083
Securities, not readily marketable	30,200
Prepaid expenses	12,158
Total assets	$ 367,861

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable & accrued expenses	$ 13,727
Bank overdraft	12,625
Commissions payable	15,037
Payable to related parties	5,983
Payroll tax payable	5,509
Income taxes payable	4,271
Sublease deposit	1,000
Pension plan payable	91,229
Total liabilities	149,381
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized 106,000 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	203,480
Total stockholders' equity	218,480
Total liabilities & stockholders' equity	$ 367,861

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Commission and fee income	$ 1,854,819
Investment gains (losses)	(4,851)
Interest income	2,354
Other income	35,000
Total revenues	1,887,322
Expenses	
Employee compensation and benefits	1,121,808
Commissions and floor brokerage	529,457
Communications	5,822
Other expenses	263,910
Reimbursed expenses	(63,591)
Total expenses	1,857,406
Net income (loss) before income tax provision	29,916
Income tax provision	6,394
Net income (loss)	$ 23,522

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at June 30, 2007	$ 1,000	$ 14,000	$ 179,958	$ 194,958
Net income (loss)	–	–	23,522	23,522
Balance at June 30, 2008	$ 1,000	$ 14,000	$ 203,480	$ 218,480

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2008

Cash flow from operating activities:		
Net income (loss)		$ 23,522
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Investment gains (losses)	$ 4,851	
(Increase) decrease in:		
Receivable from clearing organization	13,009	
Receivable - other	(33,203)	
Marketable securities, at market	(49,111)	
Prepaid income taxes	564	
Prepaid expenses	(558)	
(Decrease) increase in:		
Accounts payable & accrued expenses	9,119	
Bank overdraft	12,625	
Commissions payable	(2,181)	
Payable to related parties	5,983	
Payroll tax payable	5,509	
Income taxes payable	4,125	
Pension payable	21,151	
Total adjustments		(8,117)
Net cash and cash equivalents provided by (used in) operating activities		15,405
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		15,405
Cash and cash equivalents at the beginning of the year		107,373
Cash and cash equivalents at the end of the year		$ 122,778

Supplemental disclosure of cash flow information:

Cash paid during the period ended June 30, 2008	
Income taxes	$ 1,472
Interest	$ 584

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2008

Supplemental disclosure of noncash investing activities:

In November of 2007, the Company received $49,111 in marketable securities in lieu of advisory fees from a related entity.

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 284 clients, primarily located in Southern California. No client accounted for more than 5% of the Company's income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from clearing organization is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are carried at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method. Furniture and equipment are fully depreciated, and therefore do not appear on the accompanying statement of financial condition.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2008, advertising and promotional costs totaled $3,909, and are included in other operating expenses.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $35,000 with a clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of readily marketable securities with a fair market value of $53,083. For the year ended June 30, 2008, the Company included $4,851 of unrealized losses in income attributable to mark-to-market accounting for these securities.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable, valued at cost, consist of:

Restricted stock	$ 30,200

The restricted stock was acquired directly from the issuing companies for services provided to those companies. This restricted stock is in an entity that has common management with the Company. For net capital purposes, this stock is non-allowable.

Note 5: PREPAID EXPENSES

Prepaid expenses consist of prepaid insurance and licenses. The balances are either amortized over the term of the license or insurance policy, or expensed when services are performed or incurred.

Note 6: OTHER INCOME

During the year ended June 30, 2008, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Income.

Note 7: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2008:

Federal income taxes	$ 3,941
State income taxes	2,453
Total income tax provision	$ 6,394

Note 8: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships (hedge funds) owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the major shareholder of the Company, owning 94.33% of the Company. The Company received $365,780 in revenue for management services to these funds during the year ended June 30, 2008. This amount is included in Commission and Fee Income on the accompanying Statement of Income.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

The Company occupies office space in a building that is owed by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2008, the Company paid $141,707 in corporate charges. These charges include administrative expenses, rental of office equipment, furniture and office space. At year end, the unpaid balance of $5,983 is included as a payable to related parties on the Statement of Financial Condition.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2008, AFG reimbursed the Company $40,000 for some or all of these expenses, which are included in reimbursed expenses on the Statement of Income. At year end, the entire balance is outstanding and is included as receivable - other on the Statement of Financial Condition.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred on their behalf. For the year ended June 30, 2008, the Company was reimbursed $17,591 for licenses and insurance, which is included in reimbursed expenses on the Statement of Income.

The Company received $6,000 rental income from tenants to which the Company subleases office space on a month-to-month basis. The rental income is included in reimbursed expenses on the Statement of Income.

Note 9: PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing plan which covers all employees who have completed one year of service and have attained the age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits allowable plus catch up provisions, if applicable. The Company can make a discretionary matching contribution equal to a percentage of the employee deferral, as determined each year by the Company. The Company has accrued the maximum potential liability for these contributions. For the year ended June 30, 2008, total profit sharing and matching contributions are $100,941, of which $78,902 is accrued.

Note 10: LEGAL ISSUES

During 2007, the Company was named in an action brought by the former client of an independent representative who previously worked for the Company. This case was brought before the NASD (now Financial Industry Regulatory Authority) Arbitration Board, and subsequently dismissed with prejudice in 2008. Any related expenses associated are included the financial statements.

Note 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company has a line of credit agreement with Bank of America under which it may borrow up to $10,000 at an interest rate of 18.00%. At June 30, 2008, there was no outstanding balance. The Company is also the guarantor on a $500,000 line of credit for AFG. For the year ended June 30, 2008, there was no outstanding balance.

Note 12: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 13: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 14: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company's net capital of $125,037, which was $115,078 in excess of its required net capital of $9,959; and the Company's ratio of aggregate indebtedness ($149,381) to net capital was 1.19 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 15: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $4,809 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 129,846
Adjustments:		
Retained earnings	(4,126)	
Non-allowable assets	(1)	
Haircuts on money market accounts	354	
Haircuts on securities	$ (1,036)	
Total adjustments		(4,809)
Net capital per audited statements		$ 125,037

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital

Stockholders' equity		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	203,480	
Total stockholders' equity		$ 218,480
Less: Non allowable assets		
Receivable - other	(40,000)	
Securities, not readily marketable	(30,200)	
Prepaid expenses	(12,158)	
Total non allowable assets		(82,358)
Net capital before haircuts and undue concentration		136,122
Haircuts and undue concentration		
Haircuts on money market accounts	(2,087)	
Haircuts on equities	(8,998)	
Total haircuts and undue concentration		(11,085)
Net capital		125,037
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,959	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		9,959
Excess net capital		$ 115,078
Percentage of aggregate indebtedness to net capital	1.19:1	

There was a $4,809 difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Note 15.

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Alliance Advisory & Securities, Inc.:

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 20, 2008

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